Exhibit 99.2

LOC A TION LOC A TION LOC A TION TM G Zameret , Tel Aviv Q 2 2017 Financial Results – August 22 , 2017

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DISCLAIMER

This presentation may include forward-looking statements, including forecasts, evaluations, pro forma figures, estimates and other information relating to future events and issues. Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases.

Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Forward-looking statements are based on current expectations and are not guarantees of future performance.

Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F-1, Registration Statement on Form F-3, Annual Report on Form 20-F and in other information we file and furnish including, but not limited to, with the Israel Securities Authority, the U.S. Securities and Exchange Commission, and the Canadian Securities Administrators, including under the heading "Risk Factors."

All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation.

The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd.

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Page 3 LOC A TION LOC A TION LOC A TION Adi Jemini Executive Vice - President and CFO Dor J. Segal Executive Vice - Chairman and CEO

Page 4 LOC A TION LOC A TION LOC A TION FINANCIAL RESULTS 3 months ended June 30 6 months ended June 30 (in NIS millions except per share data)   Change %   Change % Property rental income      (  ) NOI 490 505  967 997 (0) NOI adjusted for exchange rates 490   967 930  .  % Economic FFO 175   349 281  4  Economic FFO per share (NIS) 0.89   1.78 1.43  4  Economic FFO adjusted for exchange rate 175   3  349 249  Economic FFO adjusted for exchange rate per share (NIS) 0.89   1.78 1.27  Number of shares used in calculating the diluted FFO per share (000) 195     195,617 195,567  Consolidated cash flow from operating activities 180  - 44 131 - Net Income (loss) attributable to equity holders of the company 371  - 95 (181) - Diluted net income (loss) per share attributable to equity holders of the Company (NIS) 1.87  - 0.44 (0.96) - (1) Reclassified ,see notes 3 b and 3 c in the financial statements (2) Economic FFO is presented according to management approach and EPRA, and includes Gazit’s proportionate share in Regency’s FFO. (2) (2) (2) (2) (1) (1)

Page 5 LOC A TION LOC A TION LOC A TION 1.43 1.78 0.90 1.00 1.10 1.20 1.30 1.40 1.50 1.60 1.70 1.80 1.90 H1/2016 H1/2017 FFO - Q 2 2017  and 6 M YTD Economic FFO per share – Q 2 2017 vs. Q 2 2016 NIS Economic FFO – H 1 2017 vs. H 2 2016 Yorkville Village, Toronto , Canada 0.73 0.89 0.40 0.50 0.60 0.70 0.80 0.90 Q2/2016 Q2/2017  Based on 30 / 06 / 2017 Fx rates  Based on 30 / 06 / 2017 Fx rates NIS

Page 6 LOC A TION LOC A TION LOC A TION Update of Economic FFO Guidance Upwards and Narrow the Range to 3.25 – 3.32 Per Share Full Year 2017 Updated Guidance Full Year 2017 Previous Guidance  - 6 / 17 Actual  - 6 / 17 Actual   –   –     Economic FFO (NIS in million)  –   –    Economic FFO per share (NIS) Presented below is the 2017 guidance, based on publicly available information and Management’s assessments, including the FFO guidance of public investees, where published, and also on assumptions: • Exchange and interest rates known as of the filing date. • No significant investments, acquisitions and disposals, other than development work. • No material unexpected events in the business. Cidade Jardim , Sao Paulo

Page 7 LOC A TION LOC A TION LOC A TION OPERATIONAL PARAMETERS 95.6% 94.9% 95.4% 95.0% 96.2% 96.6% 92.6% 96.5% 95.0% 95.0% 96.3% 95.5% 92.6% 92.5 % USA Canada Northern Europe CEE Brazil Israel 31/12/2016 30/06/2017 Resilient assets with stable occupancy H 1 2017 Same property NOI growth Geographic Spread Total 3.4% 3.5% 2.5% 1.6% 6.8% 11.0% - 1.7 % US- REG Canada - FCR Northern Europe Central & Eastern Europe Brazil Israel Total Geographic Spread (1) (1) Including Kista 50% (2) Russia same property NOI increased by 20.5%. Excluding Russia – Total portfolio Same property NOI growth is 2.5% (2)

Page 8 LOC A TION LOC A TION LOC A TION As of June 30 As of December 31 (in NIS million except per share data)   Total Assets 47    Investment Properties & Development 33,904 78   Interest Bearing Debt, Net 25,433  Total Equity   Shareholder’s Equity 9   8,158 Shareholder’s Equity Per Share   EPRA NAV per share 5   Net Debt to Total Assets (LTV  consolidated) 54.1   Net Debt to Total Assets (LTV Expanded Solo) 5% 62.0 % BALANCE SHEET HIGHLIGHTS

Page 9 LOC A TION LOC A TION LOC A TION LIQUIDITY AND FINANCIAL STRENGTH 3.5 3.3 30/6/2017 Liquidity (1) Unencumbered Pool of Assets (2) Leverage NIS billions 50.1% 54.1% 12/31/2016 6/30/2017  USD billions NIS billions T he company and its private subsidiaries C onsolidated s ubsidiaries 39% 50% 61% 50% 31/12/2016 31/06/2017 International banks Local banks   Lines of Credit (1) Cash and Unutilized credit facilities. Not including liquidity in FCR amounting to NIS 1.4 B (2) % of Unencumbered pool of assets from asset in consolidated subs (i.e. not including assets FCR and REG) 62.0% 53.9% 12/31/2016 6/30/2017 Consolidated Expanded Solo 85. 8% 30 / 06 / 2017 Consolidated

Page 10 LOC A TION LOC A TION LOC A TION WELL STAGGERED DEBT MATURITY SCHEDULE 289 1,343 1,520 1,186 1,001 878 1,055 1,207 490 945 1,119 3% 12% 13% 11% 9% 8% 10% 11% 4% 9% 10% 2% 4% 6% 8% 10% 12% 14% 0.0 500.0 1,000.0 1,500.0 2,000.0 2,500.0 3,000.0 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 and After Bonds % of Debentures Weighted Avg. Interest Rate NIS Millions 1 ( Schedule Debenture Maturity ▪ Weighted average debt maturity: 4.  years ▪ Average interest rate: 4.  % (*) Repayments in 2019 include Series 10 principal of NIS 764 m with coupon of 6.5 % which is secured by G City in Rishon Lezion , Israel. (1) As of 30 June 2017 . Comprises financial liabilities at the Gazit - Globe parent level and its private subsidiaries. (*)              (*)

Page 11 LOC A TION LOC A TION LOC A TION G Tel Baruch, Tel Aviv Contact Information Adi Jemini CFO

& EVP + 972.3.6948000 Doron Lavi Segelson Head of Investor Relations dlavi@gazitgroup.com + 972.3.6948037